Filed Pursuant to Rule 433
Registration Statement No. 333-259205
CAPPED NOTES

Capped Notes Linked to a Basket of Two Commodity Trusts
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
A basket of two commodity trusts, the SPDR® Gold Shares and the iShares® Silver Trust. The SPDR® Gold Shares will be given an initial weight of 75.00% and the iShares® Silver Trust will be given an initial weight of 25.00%.

Payout Profile at Maturity
●    2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
●  1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Capped Value	[$10.85 to $11.25] per unit, a [8.50% to 12.50%] return over the principal amount, to be determined on the pricing date.
Threshold Value	90.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036122002578/brhc10033074_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the commodities included in the Basket Components.
•	Changes in in the price of one Basket Component may be offset by changes in the price of the other Basket Component.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder to receive shares of the Market Measure or the assets held by the Basket Components.
•	Although RBC, MLPF&S, BofAS may hold shares of the Basket Components, they have not verified any disclosure made by any other company.
•	The price of each Basket Component is linked closely to the price of the commodity that it holds, which may change unpredictably and affect the value of the notes in unforeseeable ways.
•	Investing in the Basket is not the same as investing directly in gold or silver, as applicable.
•	Changes in the methodology used to calculate the gold or silver spot price or changes in laws or regulations which affect the price of gold or silver may affect the value of the notes.
•	There are risks associated with the LBMA Gold Price and the LBMA Silver Price.
•	The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the gold or silver spot price.
•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.00	-90.00%
-50.00%	$6.00	-40.00%
-20.00%	$9.00	-10.00%
-10.00%(1)	$10.00	0.00%
-5.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
2.00%	$10.40	4.00%
4.00%	$10.80	8.00%
5.25%	$11.05 (2)	10.50%
10.00%	$11.05	10.50%
20.00%	$11.05	10.50%
30.00%	$11.05	10.50%
40.00%	$11.05	10.50%
50.00%	$11.05	10.50%
60.00%	$11.05	10.50%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.